NOTICE OF THE
2016 ANNUAL GENERAL MEETING OF SHAREHOLDERS

Date	Business of the 2016 Annual General Meeting of Shareholders
May 4, 2016
	At the 2016 Annual General Meeting of Shareholders (the “Meeting”), the Shareholders will be asked to:

Time	1.

Receive the report of the Directors of Tahoe and Tahoe’s 2015 audited annual consolidated financial statements together with the report of the auditors on those audited annual consolidated financial statements;

9:00 a.m. (Eastern Daylight Time)

Location
Four Seasons Hotel Toronto
60 Yorkville Avenue	2.	Elect Directors for the ensuing year;
Toronto, Ontario
M4W 0A4	3.	Appoint the external auditors for the ensuing year;
Canada
	4.	Advisory Vote on Say on Pay;

	5.	Consider any permitted amendment to or variation of any matter identified in this Notice of Meeting; and

	6.	Transact such other business as may properly come before the Meeting or any adjournment thereof.

How to Vote

  Please act as soon as possible to vote your shares, even if you plan to attend the annual meeting in person.

  Your broker will NOT be able to vote your shares with respect to the election of Directors and most of the other matters presented at the meeting unless you have given your broker specific instructions to do so. We strongly encourage you to vote.

  Regardless of whether or not you plan to attend the Meeting in person, please complete, date and sign the enclosed form of proxy and deliver it by hand, mail or facsimile in accordance with the instructions set out in the form of proxy and in the Information Circular.

  See "Voting Information" on page 8 for more information.

An Information Circular accompanies this Notice of Meeting and contains details of the matters to be considered at the Meeting.

By Order of the Board

/s/ C. Kevin McArthur
Executive Chair
April 4, 2016

Your vote is important!

Our 2016 Annual General Meeting of Shareholders will be held at 9:00 a.m. (Eastern Daylight Time) on Wednesday, May 4, 2016 at the Four Seasons Hotel Toronto, 60 Yorkville Ave, Toronto, Ontario, Canada.

Whether or not you plan to attend the meeting, we encourage you to vote. Your participation as a Shareholder is very important to us.